UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: April 23, 2020

(Date of earliest event reported)

HYLETE, Inc.

(Exact name of registrant as specified in its charter)

Delaware	45-5220524
(State or other incorporation)	(I.R.S. Employer Identification No.)

564 Stevens Avenue,

Solana Beach, CA 92075

(Full mailing address of principal executive offices)

(858) 225-8998

(Issuer’s telephone number, including area code)

Class A Common Stock

Class A Bonds

(Title of each class of securities issued pursuant to Regulation A)

Item 7.      Departure of Certain Officers

Effective April 23, 2020, Ronald Wilson, the Chief Executive Officer of HYLETE, Inc. (the “Company”) separated from the Company as its Chief Executive Officer. The Company’s board of directors appointed James Caccavo, a member of the Company’s board of directors, to serve as the Company’s Interim Chief Executive Officer until a suitable candidate is found to serve as the Company’s Chief Executive Officer. Mr. Wilson remains a director of the Company.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HYLETE, Inc.

By:	/s/ James Caccavo
Name:	James Caccavo
Title:	Interim Chief Executive Officer

Date:	April 28, 2020

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